

Mail Stop 6010

June 12, 2008

Mr. Bruce Wright
Chief Financial Officer
Ultratech, Inc.
3050 Zanker Road
San Jose, California 95134

> **RE:** **Ultratech, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 29, 2008**
> **File No. 0-22248**

Dear Mr. Wright:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Note 4. Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 47

1.   We note that deferred product revenue and costs are netted on your balance sheet under the caption "deferred product and services income." In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Deferred Income Taxes, page 48

2.   We note your current disclosure of your accounting policy relating to the recording of the deferred tax valuation allowance. Please revise future filings to disclose your accounting policy relating to determining amounts for deferred tax assets and liabilities. Refer to SFAS 109.

Item 9A. Controls and Procedures

3.   We note your disclosure that your principal executive officer and principal financial officer concluded that your "disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms." In your applicable future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Mr. Bruce Wright
Ultratech, Inc.
June 12, 2008
Page 3

Form 10-Q for the quarter ended March 29, 2008

Note 5. Fair Value Measurements, page 6

4.   We note that you adopted SFAS 157 on January 1, 2008. Please refer to
        paragraph 39 of SFAS 157. We do not see where you have provided the
        disclosures required by 32(e) of SFAS 157. Paragraph 39 of SFAS 157 indicates
        that in the initial period of adoption, all of the disclosures required by paragraphs
        32-35 of SFAS 157, including those that relate to annual periods only, should be
        provided. Please tell us how your disclosures comply with paragraph 39 and
        32(e) of SFAS 157. Alternatively, please include such disclosures in your next
        Form 10-Q.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202)-551-3286 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief